EXHIBIT 5(a)
FOR FURTHER INFORMATION:

At the Company:
John P. Walker
President
972/406-7108

Robert Mitchell
Chief Financial Officer
972/406-3484

FOR IMMEDIATE RELEASE
November  9,  2000

SPORT SUPPLY GROUP, INC. APPLIES FOR LISTING OF ITS COMMON STOCK
              ON THE AMERICAN STOCK EXCHANGE

November 9, 2000 Dallas, Texas - Sport Supply Group, Inc. (the
"Company") today announced that it has applied for the listing of its Common Stock on the American Stock Exchange (the "AMEX").

The Company has been listed on the New York Stock Exchange
(the "NYSE") since 1993. The NYSE recently adopted new continued listing requirements that require a listed company to have both
$50 million of stockholders equity and $50 million of market capitalization. As of September 30, 2000 the Company did not meet these requirements. Since the Company does not meet the NYSE's newly adopted continued listing requirements, the NYSE has notified the Company that trading in the Company's shares on the NYSE will be suspended.

The NYSE has not announced a suspension date. A suspension date will be announced at such time as (i) the Company does not request a review by the Committee of the Board of Directors of the NYSE,
(ii) the subsequent review of the Committee determines that the Company should be suspended, or (iii) the Company commences trading in another securities marketplace. The Company has ten business days to request a review by the Committee.

Although the Company has applied for listing on the AMEX, the Company's listing on the AMEX is subject to the completion, submission and final AMEX approval of the Company's listing materials. No assurance can be made that the Company's shares will be approved for listing on the AMEX.
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The Company also reported that the engagement of PaineWebber to explore strategic alternatives on the Company's behalf has been terminated.

Sport Supply Group is the leading direct marketer of sporting goods equipment to the institutional marketplace. The Company's products and proprietary brands are used by amateur and professional athletes in schools, colleges, universities, governmental agencies, camps and youth organizations across the country. For more information about Sport Supply Group visit http://www.sportsupplygroup.com.

This news release, other than the historical information, consists of forward looking statements that involve risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Reports on Form 10-K and Form 10-Q. Actual results may vary materially.